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                                                                    EXHIBIT 99.2

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

         In connection with the accompanying Annual Report on Form 20-F of Maxcom Telecomunicaciones S.A. de C.V. (the "Company") for the annual period ended December 31, 2002 (the "Annual Report"), I, Eloisa Martinez, Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge, the Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2003

                                                 /s/ ELOISA MARTINEZ
                                                 -------------------------------
                                                 Eloisa Martinez
                                                 Chief Financial Officer